
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 24, 2009

Mr. Perry Y. Ing
Vice President, Chief Financial Officer and Secretary
US Gold Corporation
99 George Street, 3rd Floor
Toronto, Ontario, Canada
M5A2N4

> **Re:** **US Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 001-33190**

Dear Mr. Ing:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 42

1.   We have reviewed your impairment analysis provided in response to prior comment 3 in our comment letter dated September 3, 2009. Please address the following additional questions with respect to your impairment analysis:

- It appears from the sensitivity analysis provided in connection with prior comment number 3 that you have performed your impairment analysis for mineral properties at the Nevada operating unit level as you have compared the fair value to the carrying value of all Nevada properties. This appears to be inconsistent with your determination that long-lived mineral property assets should be grouped by geological mineral complex for the purpose of SFAS 144 impairment testing. Please explain.
- Tell us whether the mineral properties listed under the geological mineral complexes in your sensitivity analysis represent separate mine sites (or fields) and whether you are able to identify the exploration spending to each of the individual mineral properties for any purpose, such as budgeting.
- Please clarify how you have determined that your grouping of the mineral property assets is consistent with SFAS 144, paragraph 10, which requires an entity to group its assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for the purpose of recognition and measurement of an impairment loss. Tell us the factors that create dependency among the cash flows associated with the mineral properties under the same geological mineral complex.

1. Summary of Significant Accounting Policies
Segment Integration, page 58

2.   Your response to prior comment number 4 states that Nevada and Mexico represent separate operating segments since they are independent of each other with separate management teams and assets. Please explain how your Nevada and Mexico operating segments meet the specific criteria required for aggregation pursuant to paragraph 17 of SFAS 131. As part of your response, please ensure to address how you determined that the operating segments have similar economic characteristics.

Form 10-K/A filed April 10, 2009

Directors, Executive Officers and Corporate Governance, page 1

3.   We note your draft disclosure submitted in response to prior comment 10, which is included in your letter dated September 2, 2009, and we reissue that comment in relevant part. Please provide the full 5-year biographical sketch for each individual, ensuring that there are no gaps or ambiguities. For example, it is not clear what Mr. Costelloe did from March 2006 to January 2007 or from January 2008 to the present. In addition, disclose how long he has served as the president of Celtic Mining Ltd. With respect to Mr. Bojtos, disclose how long he has served as a director of Tournigan Energy Ltd, as well as the names of the other public companies on whose board he serves, as applicable.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

3. Mineral Property Interests and Asset Retirement Obligations, page 8

4.   We note from your consolidated statement of operations that you recognize approximately $15 million loss from the impairment of long-lived assets during the quarter ended September 30, 2009. However, your disclosure here only explains the reasons why you impaired approximately $9 million of the long-lived assets. Please explain the reasons that you impaired the remaining $6 million of long-lived assets.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Suying Li at (202) 551-3335, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Tim Levenberg at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director